UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2025

Commission File Number: 001-42378

Li Bang International Corporation Inc.

No. 190 Xizhang Road, Gushan Town,

Jiangyin City, Jiangsu Province

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Annual General Meeting of Shareholders

On June 27, 2025, at 9.00 a.m. Beijing Time, Li Bang International Corporation Inc., a Cayman Islands exempted company (Nasdaq: LBGJ) (the “Company”) held its Annual General Meeting of Shareholders (the “Meeting”).

As of the close of business on May 28, 2025, the record date for the determination of shareholders entitled to vote at the Meeting, there were 18,748,000 ordinary shares of the Company, par value $0.0001 per share, issued and outstanding, with each share entitled to one vote on each proposal at the Meeting. At the Meeting, the combined holders of 17,018,267 ordinary shares entitled to notice of and to vote at the Meeting were represented by proxy, representing approximately 90.8% of the outstanding shares, and therefore a quorum pursuant to the Company’s articles of association was present for the transaction of business at the Meeting.

The final results for each of the matters considered at the Meeting were as follows:

Proposal 1:

As an ordinary resolution, to re-appoint Feng Huang as a director of the Company to serve on the Company’s board of directors (the “Board”) until their office is otherwise vacated or they are removed by ordinary resolution:

Votes For	Votes Against	Abstentions
17,018,750	17	0

As an ordinary resolution, to re-appoint Funa Li as a director of the Company to serve on the Board until their office is otherwise vacated or they are removed by ordinary resolution:

Votes For	Votes Against	Abstentions
17,018,767	0	0

As an ordinary resolution, to re-appoint Lianyong Song as a director of the Company to serve on the Board until their office is otherwise vacated or they are removed by ordinary resolution:

Votes For	Votes Against	Abstentions
17,018,767	0	0

As an ordinary resolution, to re-appoint Liqi Xi as a director of the Company to serve on the Board until their office is otherwise vacated or they are removed by ordinary resolution:

Votes For	Votes Against	Abstentions
17,018,750	0	17

As an ordinary resolution, to re-appoint Libing Yan as a director of the Company to serve on the Board until their office is otherwise vacated or they are removed by ordinary resolution:

Votes For	Votes Against	Abstentions
17,018,750	17	0

The affirmative vote of the holders of a simple majority of the votes cast at the Meeting was required for approval of Proposal 1. The proposals for the reappointment of each of the director nominees above were approved.

Proposal 2:

As an ordinary resolution, subject to Proposal 3 being passed, to:

(a)	re-designate all of the issued and outstanding ordinary shares of par value US$0.0001 each (“Ordinary Shares”) into class A ordinary shares of par value US$0.0001 each (“Class A Ordinary Shares”), each having one (1) vote per share and the other rights attached to it as set out in the Company’s amended and restated memorandum and articles of association to be adopted pursuant to Proposal 3 below (the “Amended and Restated M&A”);

(b)	re-designate 50,000,000 of the authorized but unissued Ordinary Shares into class B ordinary shares of par value US$0.0001 each (“Class B Ordinary Shares”), each having fifteen (15) votes per share and the other rights attached to it as set out in the Amended and Restated M&A; and

(c)	re-designate all of the remaining authorized but unissued Ordinary Shares into Class A Ordinary Shares, each having one (1) vote per share and the other rights attached to it as set out in the Amended and Restated M&A, provided that the Company shall, at the time of this above resolution, have not less than 50,000,000 authorized but unissued Ordinary Shares.

Votes For	Votes Against	Abstentions
17,018,404	345	18

The affirmative vote of the holders of a simple majority of the votes cast at the Meeting was required for approval of Proposal 2. The proposal was approved.

Proposal 3:

As a special resolution, subject to Proposal 2 being passed, to amend and restate the Company’s current amended and restated memorandum and articles of association in the form attached as Exhibit A to the Proxy Statement dated May 28, 2025.

Votes For	Votes Against	Abstentions
17,018,421	345	1

The affirmative vote of the holders of a majority of not less than two-thirds of the votes cast at the Meeting was required for approval of Proposal 3. The proposal was approved.

Filing of the Amended and Restated Memorandum and Articles of Association

On June 27, 2025, the amendment and restatement of the Memorandum and Articles (the “Amended and Restated Memorandum and Articles of Association”) to reflect the Dual Class Share Capital Structure (with Class A Ordinary Shares each having one (1) vote per share and Class B Ordinary Shares each having fifteen (15) votes per share), as well as certain other minor amendments, including to provide that the Board of Directors and the chairman of any general meeting may determine that voting will be conducted by way of poll, and to respecify the fiscal year of the Company, being June 30, was approved by the Company’s shareholders at the Meeting. It reflects the Dual Class Share Capital Structure, as well as certain other minor amendments, including to provide that the Board of Directors and the chairman of any general meeting may determine that voting will be conducted by way of poll, and to respecify the fiscal year of the Company, being June 30reflect the Dual Class Share Capital Structure, as well as certain other minor amendments, including to provide that the Board of Directors and the chairman of any general meeting may determine that voting will be conducted by way of poll, and to respecify the fiscal year of the Company, being June 30

The Amended and Restated Memorandum and Articles of Association will become effective upon filing in the Cayman Islands. The foregoing description of the Amended and Restated Memorandum and Articles of Association is not intended to be complete and is qualified in its entirety by reference to the full text of the Amended and Restated Memorandum and Articles, a copy of which is appended as Exhibit 3.1 hereto. Capitalized terms not otherwise defined in this Form 6-K have the meaning given to them in the Amended and Restated Memorandum and Articles of Association.

Repurchase of Shares and Issuance of Class B Ordinary Shares

As disclosed in the Proxy Statement of the Company dated May 28, 2025, following the redesignation of each issued and outstanding ordinary share of the Company into Class A Ordinary Shares, the Company intends to repurchase all of the Class A Ordinary Shares held by Maple Huang Holdings Limited and Funa Lee Holdings Limited and issue an equal number of new Class B Ordinary Shares to such shareholders in consideration therefor. As of the date hereof, Maple Huang Holdings Limited and Funa Lee Holdings Limited hold an aggregate of 15,436,000 Ordinary Shares. Our Chief Executive Officer, Director, Chairman of the Board of Directors, Mr. Huang, is deemed to beneficially own 12,801,000 Ordinary Shares held directly by Maple Huang Holdings Limited, a British Virgin Islands company. Feng Huang has the sole voting and dispositive power of all the shares held by Maple Huang Holdings Limited. Ms. Funa Li, our director and the spouse of Mr. Huang, is deemed to beneficially own 2,635,000 Ordinary Shares held directly by Funa Lee Holdings Limited, a British Virgin Islands company. Funa Li owns 100% of Funa Lee Holdings Limited. She has the sole voting and dispositive power of all the shares held by Funa Lee Holdings Limited.

Following the repurchase of such shares and the issuance of 15,436,000 Class B Ordinary Shares, assuming that the number of issued and outstanding shares remain unchanged from the date hereof at 18,748,000 Ordinary Shares, Maple Huang Holdings Limited and Funa Lee Holdings Limited will control around 98.6% of the votes of the shareholders at a general meeting based on their aggregate holding of 15,436,000 Class B Ordinary Shares which confers fifteen votes for one Class B Ordinary Share. The Company intends to complete such repurchase and issuance as soon as possible following the completion of the required administrative procedures.

EXHIBITS

Exhibit No.	Description
3.1	Amended and Restated Memorandum and Articles of Association

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Li Bang International Corporation Inc.

By:	/s/ Feng Huang
Name:	Feng Huang
Title:	Chief Executive Officer

Date:	June 30, 2025

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